UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 144 NOTICE OF PROPOSED SALE OF SECURITIES PURSUANT TO RULE 144 UNDER THE SECURITIES ACT OF 1933						OMB APPROVAL
OMB Number: 3235-0101 Expires: December 31, 2009 Estimated average burden hours per response . . . . . . . . . 2.00
SEC USE ONLY
DOCUMENT SEQUENCE NO.

CUSIP NUMBER
ATTENTION:	Transmit for filing 3 copies of this form concurrently with either placing an order with a broker to execute sale or executing a sale directly with a market maker.
1 (a) NAME OF ISSUER (Please type or print)			(b) IRS IDENT. NO.	(c) S.E.C. FILE NO.		WORK LOCATION
Photonic Products Group, Inc.			22-2003247	0-11668
1 (d)	ADDRESS OF ISSUER	STREET	CITY	STATE	ZIP CODE	(e) TELEPHONE NO.
		181 Legrand Avenue	Northvale	NJ	07647	AREA CODE	NUMBER
						201	767-1910
2 (a)	NAME OF PERSON FOR WHOSE ACCOUNT THE SECURITIES ARE TO BE SOLD	(b) IRS IDENT. NO.	(c) RELATIONSHIP TO ISSUER (d)	ADDRESS STREET	CITY	STATE	ZIP CODE
Daniel Lehrfeld		Officer	181 Legrand Avenue		Northvale	NJ	07647

INSTRUCTION:  The person filing this notice should contact the issuer to obtain the I.R.S. Identification Number and the S.E.C. File Number.

3 (a)	Title of the Class of Securities To Be Sold	(b) Name and Address of Each Broker Through Whom the Securities are to be Offered or Each Market Maker who is Acquiring the Securities	SEC USE ONLY	(c) Number of Shares or Other Units To Be Sold (See instr. 3(c))	(d) Aggregate Market Value (See instr. 3(d))	(e) Number of Shares or Other Units Outstanding (See instr. 3(e))	(f) Approximate Date of Sale (See instr. 3(f)) (MO. DAY YR.)	(g)	Name of Each Securities Exchange (See instr. 3(g))
			Broker-Dealer File Number
Common Stock		First Clearing, LLC 10700 Wheat First Drive PO Box 5500 Glen Allen, VA 23058		8,000	$32,000	9,805,987	12/14/2007
Common Stock		First Clearing, LLC 10700 Wheat First Drive PO Box 5500 Glen Allen, VA 23058		500	$2,000	9,805,987	12/17/2007
Common Stock		First Clearing, LLC 10700 Wheat First Drive PO Box 5500 Glen Allen, VA 23058		8,950	$35,800	9,805,987	12/18/2007
Common Stock		First Clearing, LLC 10700 Wheat First Drive PO Box 5500 Glen Allen, VA 23058		8,500	$34,000	9,805,987	12/19/2007
Common Stock		First Clearing, LLC 10700 Wheat First Drive PO Box 5500 Glen Allen, VA 23058		64,050	$256,200	9,805,987	12/20/207

INSTRUCTIONS:

1	(a)	Name of issuer	3	(a)	Title of the class of securities to be sold
	(b)	Issuer’s I.R.S. Identification Number		(b)	Name and address of each broker through whom the securities are intended to be sold
	(c)	Issuer’s S.E.C. file number, if any		(c)	Number of shares or other units to be sold (if debt securities, give the aggregate face amount)
	(d)	Issuer’s address, including zip code		(d)	Aggregate market value of the securities to be sold as of a specified date within 10 days prior to the filing of this notice
	(e)	Issuer’s telephone number, including area code		(e)	Number of shares or other units of the class outstanding, or if debt securities the face amount thereof outstanding, as shown by the most recent report or statement published by the issuer
2	(a)	Name of person for whose account the securities are to be sold		(f)	Approximate date on which the securities are to be sold
	(b)	Such person’s I.R.S. identification number, if such person is an entity		(g)	Name of each securities exchange, if any, on which the securities are intended to be sold
	(c)	Such person’s relationship to the issuer (e.g., officer, director, 10% stockholder, or member of immediate family of any of the foregoing)
	(d)	Such person’s address, including zip code

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1147 (01-07)

TABLE I –– SECURITIES TO BE SOLD

Furnish the following information with respect to the acquisition of the securities to be sold and with respect to the payment of all or any part of the purchase price or other consideration therefor:

Title of the Class	Date you Acquired	Nature of Acquisition Transaction	Name of Person from Whom Acquired (If gift, also give date donor acquired)	Amount of Securities Acquired	Date of Payment	Nature of Payment
Common Stock	09/01/00	Purchase of Convertible preferred stock with subsequent conversion into common stock	Photonic Products Group, Inc.	48,000	09/01/01	Cash
Common Stock	12/20/07	Simultanious exercise of stock option grant and sale of common stock	Photonic Products Group, Inc.	42,000	12/20/07	Cash

INSTRUCTIONS:

If the securities were purchased and full payment therefor was not made in cash at the time of purchase, explain in the table or in a note thereto the nature of the consideration given. If the consideration consisted of any note or other obligation, or if payment was made in installments describe the arrangement and state when the note or other obligation was discharged in full or the last installment paid.

TABLE II –– SECURITIES SOLD DURING THE PAST 3 MONTHS

Furnish the following information as to all securities of the issuer sold during the past 3 months by the person for whose account the securities are to be sold.

Name and Address of Seller	Title of Securities Sold	Date of Sale	Amount of Securities Sold	Gross Proceeds
Daniel Lehrfeld 181 Legrand Avenue Northvale, NJ 07647	Common Stock	09/14/2007	8,000	$19,400
Daniel Lehrfeld 181 Legrand Avenue Northvale, NJ 07647	Common Stock	09/17/2007	500	$1,150
Daniel Lehrfeld 181 Legrand Avenue Northvale, NJ 07647	Common Stock	09/18/2007	8,950	$20,410
Daniel Lehrfeld 181 Legrand Avenue Northvale, NJ 07647	Common Stock	09/19/2007	8,500	$18.800
Daniel Lehrfeld 181 Legrand Avenue Northvale, NJ 07647	Common Stock	09/20/2007	64,050	$152,625
Daniel Lehrfeld 181 Legrand Avenue Northvale, NJ 07647	Common Stock	11/28/2007	8,000	$28,000

REMARKS: For this series of transactions, at no time will the total number of securities sold in the prior 90 days exceed 1% of the total number of Common Shares Outstanding.

INSTRUCTIONS:	ATTENTION:

See the definition of “person” in paragraph (a) of Rule 144. Information is to be given not only as to the person for whose account the securities are to be sold but also as to all other persons included in that definition. In addition, information shall be given as to sales by all persons whose sales are required by paragraph (e) of Rule 144 to be aggregated with sales for the account of the person filing this notice.

The person for whose account the securities to which this notice relates are to be sold hereby represents by signing this notice that he does not know any material adverse information in regard to the current and prospective operations of the Issuer of the securities to be sold which has not been publicly disclosed.

12/12/2007	/s/ Daniel Lehrfeld
DATE OF NOTICE	(SIGNATURE)

The notice shall be signed by the person for whose account the securities are to be sold. At least one copy of the notice shall be manually signed.
Any copies not manually signed shall bear typed or printed signatures.

ATTENTION: Intentional misstatements or omission of facts constitute Federal Criminal Violations (See 18 U.S.C. 1001)

SEC 1147 (01-04)